

May 4, 2011

Mr. Chris Carlson
Chief Financial Officer
Vertex Energy, Inc.
1331 Gemini Street; Suite 250
Houston, TX 77058

      Re: **Vertex Energy, Inc.**
               Form 10-K for the year ended December 31, 2009
               Form 10-Q for the period ended September 30, 2010
               File No. 0-53619

Dear Mr. Carlson:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Rufus Decker
              Accounting Branch Chief